OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

April 26, 2013

Via Electronic Transmission

Mr. Jason Fox

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Registration Statement on Form N-1A for Oppenheimer Variable Account Funds
(SEC File 002-93177)

Dear Mr. Fox:

We have reviewed your comments, received on April 1, 2013, to Post-Effective Amendment No. 65 to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Variable Account Funds (the “Registrant”) on behalf of each of the series identified below (each, a “Fund”), filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2013. For your convenience, we have included each of your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

1. Please update the internet links of each Fund’s performance introduction to reflect a Fund’s new name.

The requested changes will be made.

2. Please remove the word “voluntary” from the fee table footnote discussing a Fund’s waivers and use the word “contractual.”

Each Fund has made the requested changes. Each Fund notes that its arrangements to waive fees and/or limit expenses are made pursuant to an oral contract with the Board, and that there is no written agreement of these arrangements. Each Fund notes that neither Form N-1A nor the Summary Prospectus Adopting Release (IC-28584) requires these arrangements to be pursuant to a written agreement. Each Fund believes the use of the word “contractual” is broad enough to apply to its oral contract to waive fees and/or limit expenses, as disclosed in a Fund’s prospectus.

3. Confirm, pursuant to Item 1(b)(4) of Form N-1A, that each Fund’s Investment Company Act file number on the back bottom of the back cover page is in a type size smaller than that generally used in the prospectus.

Each Fund confirms that the Investment Company Act file number’s type size (which is 9-point size font) is smaller than that generally used in the prospectus (which is 10.5-point size font).

4. Please update each Fund’s name on EDGAR consistent with the new name used in the prospectus.

The requested changes will be made.

Oppenheimer Capital Income Fund/VA

5. Include derivatives as a principal risk of the Fund, consistent with its principal investment strategies.

The requested changes will be made.

6. Explain supplementally how the use of the Reference Index is not misleading or subject to abuse, particularly if the weightings can be changed. If the Reference Index is changed, will past performance be recalculated?

Instruction 6 of Item 27(b)(7) of Form N-1A provides that “a Fund is encouraged to compare its performance not only to the required broad-based index, but also to other more narrowly based indexes that reflect the market sectors in which the Fund invests. A Fund also may compare its performance to an additional broad-based index, or to a non-securities index (e.g., the Consumer Price Index) so long as the comparison is not misleading.” Instruction 5, relating to the broad-based securities market index, specifically prohibits the use of an index that is administered by an affiliate of a fund unless widely recognized and used, but Instruction 6 (relating to the additional index) contains no such prohibition.

Since Form N-1A explicitly encourages performance comparisons of mutual funds against narrowly-based indexes that reflect a fund’s investments and since it does not specifically prohibit the use of a customized index, the Fund believes that, with appropriate disclosure, use of the Reference Index would not be misleading nor subject to abuse. The Fund has included such disclosure to shareholders in its prospectus, and therefore the Fund believes that because of the broad nature of the Fund’s potential portfolio holdings and investment strategy the use of a customized index upon which to compare Fund performance is both appropriate and useful for investor understanding. The Fund’s prospectus makes clear that the Fund is not managed to be invested in the same percentages as the Reference Index and that the Fund’s holdings may at times differ significantly from the weightings of the indices comprising the Reference Index. The Fund’s prospectus also separately includes performance information for each individual index that comprises the Reference Index in the performance table of the Fund’s prospectus.

The Fund has also reviewed the prospectuses for a number of other fund families and found the following examples of other open-end funds that use a customized index as an additional index in their prospectuses:

BlackRock Global Allocation Fund, Inc.

BlackRock LifePath Active Portfolios of BlackRock Funds II (nine series each with a custom index)

BlackRock LifePath Portfolios of BlackRock Funds III (nineteen series each with a custom index)

Putnam Asset Allocation: Conservative Portfolio

PIMCO StocksPLUS® Long Duration Fund

Thornburg Strategic Income Fund

State Farm Mutual Fund Trust - Equity and Bond Fund

The Fund notes that the many of BlackRock’s LifePath Portfolios have changed the weighting of their customized index, as their annual reports show the actual performance of such index as it was weighted during the time periods indicated in the fund’s performance line graph (as well as footnoting the line graph with the dates of the historical weightings). Likewise, their fund prospectuses disclose the current weighting of the customized index in the average annual total returns table.

Unlike the BlackRock LifePath Portfolios, the Fund has not changed the weighting of the component indices comprising the Reference Index. If the Fund changes the weightings of those component indexes, similar to how other mutual fund complexes have disclosed such changes, appropriate disclosure will be made in the Fund’s registration statement and shareholder reports to indicate to shareholders the weightings that comprised the Reference Index on the appropriate dates.

7. Footnote 2 to the Fund’s average annual total returns table is missing from the table.

The footnote has been deleted.

Oppenheimer Main Street Small Cap Fund/VA

8. If investments in master limited partnerships are a principal strategy of the fund, include it as a principal risk as well.

The Fund has removed master limited partnerships from its principal investment strategies. The Fund’s investments in master limited partnerships are an “other” strategy and as a result no longer appears in the summary prospectus. There is appropriate risk disclosure of master limited partnerships in the Fund’s statutory prospectus under “Other Investment Strategies and Risks.”

Statement of Additional Information

8. Explain supplementally why Money Fund/VA has its own separate list of fundamental investment restrictions.

Money Fund/VA has a separate list of fundamental investment restrictions because it has a different fundamental investment restriction relating to concentration. Separating out Money Fund/VA into its own list is the easiest way to differentiate this Fund from the other Funds, which have identical fundamental investment restrictions.

9. The summary explanation of the Investment Company Act’s limitations on investment companies seems duplicative of certain of the fundamental policies (e.g., senior securities). Explain supplementally why this is included.

As the Funds’ various fundamental investment restrictions prohibit action by a Fund “except to the extent permitted under the Investment Company Act”, a brief explanation of the prohibitions by the Investment Company Act is appropriate to explain the nature of each Fund’s fundamental investment restriction. This disclosure was included to address comments made by the SEC staff to other retail-distributed Oppenheimer funds with the same fundamental investment restrictions. Although there is some repetition, the Funds believe that overall this disclosure is helpful to shareholders.

10. The last sentence in the section on portfolio holdings, after the list of parties to which portfolio holdings information may be disclosed, is duplicative of disclosure prior to the list.

The duplicative disclosure has been removed.

* * * * *

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Edward Gizzi

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-4091
egizzi@oppenheimerfunds.com

Sincerely,

/s/ Edward Gizzi

Edward Gizzi
Vice President & Associate Counsel

Tel.: 212.323.4091

cc: K&L Gates LLP

KPMG LLP

Lori E. Bostrom, Esq.